May 6, 2009 Via Edgar

Mr. Gary Todd

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-0306

Re:	DENTSPLY International Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 20, 2008
File No. 000-16211

Dear Mr. Todd:

By letter dated April 23, 2009, the Staff has requested additional information from DENTSPLY International Inc. related to the Form 10-K filing referenced above. We have set forth below our responses to the Staff’s comments. We have keyed our responses to the Staff’s comments by providing our response immediately following a reiteration of the original Staff comment.

In addition, as requested by the Staff, DENTSPLY International Inc. acknowledges that:

•	DENTSPLY International Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	DENTSPLY International Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 717-849-4243 or at the address below with any additional comments you have related to subject filings.

Sincerely,

William R. Jellison

DENTSPLY International Inc.

Sr. Vice President and CFO

221 W. Philadelphia Street

York, PA 17405-0872

(717) 849-4243

Overview

1.

The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties on which the company’s executives are most focused, and the actions they are taking in response. In future filings please expand this overview disclosure to provide an analysis of the major issues that are of concern to management. For example, we note from your fourth quarter earnings call for 2008 that you implemented price increases to your dealers in October 2008. We also note from your earnings call that you “suffered an outage of injectable anesthetic product....due to manufacturing issues at your supplier,” and that this outage will cause “some lingering effects...in 2009.” For further guidance on the content and purposes of the “Overview,” see Interpretive Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

The Company agrees with the comment from the Staff and will ensure that the critical challenges, risks and concerns of the Company will be more clearly disclosed in the Overview section of the MD&A. The examples included in Comment No. 1 were addressed in later sections of the MD&A; however, the Company will work to improve clarity in the Overview of the MD&A to comply with the Staff’s request.

Restructuring, Impairment and Other Costs

2.

We see that during 2008 you recorded costs totaling $24 million related to legal settlements and impairments of long-lived assets. Please tell us and revise future filings to disclosure the nature of the legal settlement charges. Please also describe the circumstances that resulted in the impairment of long-lived assets as well as a brief indication of the types of assets that were impaired.

Response:

The charge of $24.2 million was comprised of settlements of legal matters of $15.9 million and $8.3 million in asset impairments. The legal settlements related to several legal matters with multiple plaintiffs. These cases included a patent dispute and cases relating to a prior distribution practice of the Company in connection with the sale of artificial teeth. The impairment charge related to abandonment of patented technology purchased in 2005 and the impairment of a long-term receivable recorded from a sale of a business in 2006. The impairment of the long-term receivable occurred as the result of a change in payment terms on the non-interest bearing note receivable. The Company will comply with the Staff’s request to disclose the nature of these items in future filings as appropriate.

Income Taxes

3.

We see that you present “as adjusted non-GAAP” pre-tax income, income taxes and operating tax rates. We see that you include adjustments for “restructuring and other” which appears to be a recurring expense. Please tell us how your presentation is appropriate under Item 10(e)(1)(ii)(B) of Regulation S-K and question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

In 2008, the Company incurred several significant favorable non-recurring tax-related adjustments in the amount of $20.1 million. The Company’s presentation of the non-GAAP operating tax rate was included to provide the reader with additional information about the Company’s tax rate, not to show an adjusted income amount. The Company deducted the charges identified in the table included in the Income Taxes section of the MD&A in order to show the tax rate related to its normal and recurring operations. Although the Company had restructuring and other charges in both 2008 and 2007, those related to very different situations and the Company, therefore, regards the charges in each year as unusual charges that affects the year-over-year comparison of the Company’s effective tax rate. The Company believes, accordingly, that its presentation is consistent with question 8 of the Staff’s Frequently Asked Questions and Item 10(e)(1) of Regulation S-K. The Company will not be repeating a similar non-GAAP tax rate disclosure in future filings.

4.

As a related matter, if you continue to disclosure the three non-GAAP measures currently presented, in future filings please revise the introductory paragraph to address each of the three measures. As well, please disclose why management believes that each of these measures is useful in facilitating a better comparison between reporting periods.

Response:

Please see the Response to Comment 3. As noted in that Response, the Company will not be repeating a similar non-GAAP tax rate disclosure in future filings.

5.

Please explain to us the specific components of the “income tax related adjustments” for each year. That is, explain what you mean by your disclosure that the adjustments primarily resulted from “payments, settlements and expiration of statutes.” In that regard, as income tax adjustments appear to be recurring, your response should also address the considerations from Item 10(e)(1)(ii)(B) of Regulation S-K and question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

In 2008, the Company recorded favorable net tax adjustments related to U.S. federal and state statute expirations, settlements and tax audit adjustments of $20.1 million. Statute expirations represented amounts the Company recorded when the Statute of Limitation expired in a tax jurisdiction. As a result of the expiration of statute of limitations, the Company reversed $3.4 million of previously recorded reserves provided under FIN 48. In addition, $16.7 million of the adjustments resulted from audit settlement agreements with foreign and U.S. tax authorities.

In 2007, the Company recorded a benefit from the enactment of a reduction in the German statutory tax rate, which resulted in an $11.4 million favorable adjustment to the Company’s deferred tax liabilities.

Consistent with response to Comment 3, the Company had income tax related adjustments in both 2008 and 2007, which related to very different situations and the Company, therefore, regards the charges in each year as unusual charges that affects the year-over-year comparison of the Company’s effective tax rate. The Company believes, accordingly, that its presentation is consistent with question 8 of the Staff’s Frequently Asked Questions and Item 10(e)(1) of Regulation S-K. As noted in that Response, the Company will not be repeating a similar non-GAAP tax rate disclosure in future filings.

Goodwill and Indefinite-Lived Intangible Assets

6.

We reference the disclosure that you perform the first step of the impairment test for goodwill and indefinite-lived intangible assets using “a fair value approach rather than an evaluation of the undiscounted cash flows.” Please tell us and revise future filings to describe the method used to determine the fair value of your reporting units. For example, discuss whether you used a quoted market price or a valuation technique. Refer to paragraphs 23 and 25 of SFAS 142.

Response:

In accordance with SFAS 142, the Company uses a discounted cash flow model with market-based support as its valuation technique to measure the fair value for its reporting units. The discounted cash flow model uses 5-year forecasted cash flows plus a terminal value based on a multiple of earnings. In addition, the Company applied gross margin and operating expense assumptions consistent with historical trends. The total cash flows were discounted based on a range between 8-10%, which included assumptions regarding the Company’s weighted-average cost of capital. The Company considered the current market conditions when determining its assumptions as the U.S. economy, and to a certain extent, the global economy, started to show signs of a recession in the second quarter of 2008. Lastly, the Company reconciled the aggregated fair values of its reporting units to its market capitalization, which included a reasonable control premium based on market conditions.

The Company will ensure that it complies with the Staff’s request in future filings.

Financing Arrangements

7.

We see that you classified $113 million of debt as long-term due to your intent and ability to refinance these obligations. In future filings please described how the credit agreement gives you the ability to extend the obligations to maturity notwithstanding the quarterly maturities of the individual borrowings.

Response:

In future filings, the Company will describe how the credit agreements give us the ability to extend the obligations to maturity notwithstanding the quarterly maturities of the individual borrowings. The Company complies with the provisions of Statement of Financial Accounting Standards No. 6 (“SFAS 6”), Classification of Short-Term Obligations Expected to be Refinanced, paragraph 11b. As of the 2008 year-end, the Company has the ability to refinance its short-term obligations through its $500 million credit revolver agreement (“Agreement”). The Agreement expires in May 2010, and the lenders are not permitted to cancel the Agreement or accelerate repayments. Additionally, the Company is not required to re-evaluate for a material adverse change at each incremental borrowing. As stated in the 2008 Form 10-K, the Company was compliant with all provisions within the Agreement.

Commitments and Contingencies

8.

Please tell us how you considered the disclosure requirements of paragraph 10 of SFAS 5 for your litigation contingencies. For example, discuss if you have established an accrual for outstanding contingencies. If no accrual is made, your disclosure in future filings should give an estimate of the possible loss or range of your loss or that such an estimate cannot be made.

Response:

The disclosure requirements of SFAS 5 are considered with respect to litigation in connection with every periodic filing. As a result of such consideration, accruals are established for matters that fall within the parameters of paragraph 8 of SFAS 5. Additionally, information about litigation matters that fall within the parameters of Item 103 of Regulation S-K is disclosed in periodic filings. At December 31, 2008, the nature of the Company’s litigation matters for which accruals were not made, were such that no reasonable range of loss could be estimated. The Company agrees with the Staff’s request and in future filings will provide an estimated range of loss or a statement disclosing that a reasonable estimate cannot be made.

9.	As a related matter, please also revise future filings to discuss the nature of the litigation that resulted in a settlement payment during 2008, as described on page 28.

Response:

Please see the Response to Comment 2.

Exhibits

10.

Please file as exhibits the partnership and license agreements you reference on the bottom of page 25, or tell us why they are not required to be filed pursuant to Regulation S-K Item 601 (b)(10)(ii)(B).

Response:

The partnerships referenced on the bottom of page 25 are not legal partnerships or joint ventures. They are collaborations with third parties. The Company will modify the wording in future filings to clarify its interactions with third parties. The license agreements are not required to be filed as exhibits under Item 601(b)(10(ii)(B) of Regulation S-K as the Company’s business is not materially dependent on such agreements and such arrangements are made in the ordinary course of business.

Signatures

11.	We note that you have not signed your Form 10-K. Please file a full amendment that includes the signatures required by General Instruction D to Form 10-K.

Response:

The Company inadvertently filed the 2008 Form 10-K without the signature page. The Company has added the signature page to the Form 10-K and resubmitted it to the SEC via a 10K/A on May 1, 2009.